Filed by Banco Santander (México), S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (México), S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

(Commission File No.: Registration No. 000-55899)

Material fact announcement issued by Shareholder of Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander

Mexico City, April 12, 2019 – Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander, S.A. (“Santander México” or the “Company”), announces to the investing public that Banco Santander, S.A., majority shareholder of Grupo Financiero Santander México, S.A. de C.V., the controlling shareholder of the Company, issued a material fact announcement (hecho relevante) and an equity story presentation, as attached hereto, with respect to which the Company will disclose additional information in due course.

This material fact announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Banco Santander México (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2018, Banco Santander México had total assets of Ps.1,381 billion under Mexican Banking GAAP and more than 16.6 million customers. Headquartered in Mexico City, the Company operates 1,393 branches and offices nationwide and has a total of 18,979 employees.

Enquiries:

Héctor Chávez López – Managing Director - IRO

+52-55-52691925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

inside information

Banco Santander, S.A. (“Banco Santander”) announces that it intends to make an offer to acquire all shares of Banco Santander (Mexico), S.A. (“Santander Mexico”) not already held by the Santander Group, representing up to approximately 25% of Santander Mexico’s share capital.

Shareholders who accept the offer at the expected consideration would receive 0.337 newly issued shares of Banco Santander for every share of Santander Mexico and 1.685 American Depositary Shares (ADSs) of Banco Santander for every ADS of Santander Mexico (the “Exchange Ratio”).

The Exchange Ratio entails a 14% premium based on the closing market prices of Banco Santander and Santander Mexico shares on 11 April 20192, or a 22% based on the past 1 month volume weighted average price.

The exchange offer is expected to be launched and settled in the second half of the year. The Exchange Ratio takes into account both the Santander Mexico dividend against the 2018 results which is expected to be approved by Santander Mexico at its annual general meeting on 29 April 2019 and the dividend against 2018 results expected to be paid by Banco Santander in early May 20193. Santander Mexico tendering shareholders will be entitled to receive the first interim dividend to be paid by Banco Santander against the 2019 results which is expected to be paid in October-November 2019. The Exchange Ratio in the offer will provide for a positive adjustment for tendering shareholders to reflect the value of the October-November 2019 and any subsequent Banco Santander dividends not paid to them if the settlement of the offer were to occur after the record date for such October-November dividend, and for a negative adjustment for tendering shareholders to reflect the value of any additional Santander Mexico dividends received by them after the Santander Mexico dividend that is expected to be paid in May 2019.

The offer will be voluntary and, therefore, minority shareholders of Santander Mexico may choose whether or not to participate in the transaction, which will not be subject to a minimum acceptance level. Banco Santander does not currently intend to seek the delisting of Santander Mexico from either the Mexican Stock Exchange or the New York Stock Exchange. In connection with the transaction, Banco Santander shares, which are currently listed in the Sistema Internacional de Cotizaciones of the Mexican Stock Exchange, will be registered in the Mexican Registro Nacional de Valores and listed on the Mexican Stock Exchange.

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1 Each ADS of Santander Mexico represents 5 shares of Santander Mexico. The Exchange Ratio has been set taking into account a maximum number of shares that can be tendered of 1,700 million (therefore excluding the shares held by Santander Group and the shares held in treasury by Santander Mexico to enable the potential conversion of the AT1 instruments that Santander Mexico has in issue).

2 Based on Banco Santander closing price of EUR 4.477, Santander Mexico closing price of Ps. 28.40 and an exchange rate of 21.2826 MXN/EUR on 11 April 2019.

3 For the avoidance of doubt, it is expressly clarified that tendering shareholders will not receive the final dividend against 2018 results to be paid by Banco Santander in early May 2019.

If all shares held by minority shareholders were tendered in the offer, Banco Santander would have to issue approximately 572 million shares at the currently expected consideration, which represents 3.5% of Banco Santander’s current share capital4.

The transaction is consistent with the Santander Group’s strategy of increasing its weight in growth markets and reflects Banco Santander’s confidence in Mexico and its Mexican subsidiary as well as their long-term growth potential. Banco Santander offers Santander Mexico’s shareholders the opportunity to exchange their shares for a premium or to remain as shareholders of Santander Mexico.

The transaction is attractive for Santander Mexico’s shareholders, as well as for the shareholders of the parent company, Banco Santander. Minority shareholders of Santander Mexico would benefit from the transaction since the offer price, which reflects a 14% premium over the 11 April 2019 closing price, is higher than the analyst consensus target price for Santander Mexico shares5. Moreover, given that the consideration would take the form of shares of Banco Santander, minority shareholders would continue to benefit from exposure to Mexico as well as from a security with high geographic diversification.

The transaction is also beneficial for the shareholders of Banco Santander, as it increases the Group’s growth profile, as well as its capacity to generate capital organically. The transaction is expected to have a return on investment (ROI) of approximately 14.5%, to be neutral on EPS, and to positively contribute to the Group’s CET1 ratio.

Commencement of the offer and the offer itself will be subject to customary conditions in this type of transaction, including regulatory authorizations from the Mexican Comisión Nacional Bancaria y de Valores and the U.S. Securities and Exchange Commission, the absence of any material adverse change in the financial condition, results of operations or prospects of Santander Mexico, as well as approval at Banco Santander’s general shareholders’ meeting.

Boadilla del Monte (Madrid), 12 April 2019

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

If it determines to move forward with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. Santander will also file with the Comisión Nacional Bancaria y de Valores (“CNBV”) a prospecto and/or folleto informativo in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed

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4 Taking into account the market price of Banco Santander at closing on 11 April, an exchange rate MXN/EUR of 21.2826 on that date and the maximum number of shares that can be tendered in the offer mentioned in footnote 1 above.

5 Based on the average of the target price per share of Santander Mexico published by research analysts that cover Santander Mexico.

with the SEC will be available free of charge at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Announcement to acquire minority interests in Santander Mexico 12 April 2019

2 Disclaimer IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION If it determines to move forward with the proposed transaction, Banco Santander, S . A . (“Santander”) will file with the U . S . Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F - 4 that will include a prospectus and offer to exchange . Santander will also file with the Comisión Nacional Bancaria y de Valores (the “CNBV”) a prospecto and/or folleto informativo in connection with the transaction and the prospective offer as required under applicable law . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . All such documents filed with the SEC will be available free of charge at the SEC’s website at www . sec . gov and through the CNBV ´ s website at www . cnbv . gob . mx . This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law . Forward - Looking Statements This communication contains forward - looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein . These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance . Santander does not undertake any obligations to update the forward - looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors .

3 0 0 1 3 Proposed transaction Key t akeaways 2 Rationale of the transaction 4

4 Proposed transaction ▪ Voluntary offer to acquire Santander’s minority interest (c.25%) in Santander Mexico ‒ Santander Mexico shareholders to receive 0.337 shares of Santander Group for each Santander Mexico share , equivalent to MXN$32.376 per share (1) ‒ Offer represents a 14% implied premium based on last trading session (1) on 11 April 2019 or 22% premium based on the past 1 month volume weighted average price ‒ Santander Mexico ADS holders that accept the offer will receive 1.685 Santander Group ADSs for each ADS (2) ‒ Up to 572mn Santander Group shares will be issued (3.5% over total Group shares) ‒ Remaining Santander Mexico shares expected to continue trading in the Mexican stock exchange (BMV ) and NYSE ▪ Santander Group shares to be listed in the Mexican stock exchange ▪ Santander Mexico holders that accept the offer will receive Santander Group dividends starting in October 2019, including the first dividend against 2019 results (otherwise, exchange ratio to be adjusted) ▪ Transaction is expected to be completed in the second half of the year . Launch of the offer and the offer itself subject to customary conditions, including regulatory authorizations, absence of any material adverse change in Santander Mexico and the approval at our shareholders’ meeting (1) Taking into account the market price of Banco Santander and Santander Mexico at closing on 11 April 2019 and an exchange rate MXN/EUR of 21.2826 on that date . The exchange ratio has been set taking into account a maximum number of shares that can be tendered of 1,700 million (therefore excluding the sh are s held by Santander Group and the shares held in treasury by Santander Mexico to enable the potential conversion of the AT1 instruments th at Santander Mexico has in issue ). (2) Each ADS of Santander Mexico represents 5 shares of Santander Mexico.

5 Indicative timetable 12 th April 2019 Transaction / Voluntary Offer Announcement Commencement Offer Offer Period Expires Approval by securities regulators in Mexico and the US Offer Settlement April - August 2019 Mid 3Q 2019 End 3Q 2019 End 3Q 2019

6 1 3 Proposed transaction Key takeaways 2 Rationale of the transaction 4 0 0

7 Rationale of the transaction Transaction is consistent with Santander Group strategy 1. Mexico has attractive fundamentals 2. Attractive for both Group and M exico shareholders 4. Santander : a leading bank in Mexico that remains key component of Santander’s growth story in LatAm 3.

8 Higher exposure to LatAm as a lever to increase profitability Building the leading European bank in customer experience and profitability, leveraging our scale & digital Accelerating growth with sustainable profitability A region with structural growth and high and increasing profitability US LatAm Europe 1. Transaction is consistent with Santander Group strategy

9 42% 26% 18% 17% 14% 13% 16% 20% 20% 18% Brazil Mexico Chile Top - tier in most countries High potential to increase its contribution (loans market share) LatAm offers high structural growth & returns (RoTE 4 evolution 2018 vs. 2015; local currency) RWAs Loans Deposits Att. Profit 3,4 (as % of total Group; 2018) #3 1 #2 1 #1 #3 #15 2 #8 2 #1 1 2018 2015 2018 2015 2018 2015 (1) Including only private - owned banks. Including public banks: Brazil Top 5, Argentina Top 4 and Uruguay Top 2 (2) CIB & auto loans franchise (3) Excluding Corporate Centre and Spain Real Estate Activity (4) Underlying Strong position in all of our LatAm markets with a sharp improvement in profitability since 2015 1. Transaction is consistent with Santander Group strategy

10 Key expected levers Medium - term goals Commercial (2018 > Medium - term) High structural growth: Loans to GDP at 49% Focus on customer experience & digitalisation High & sustainable revenue growth (double digit expected CAGR 4 ) Organically deploying more capital (>30% of RWAs in the medium - term) Stable credit quality Financial (2018 > Medium - term) 31% Loyal/Active customers 1 28% c.26Mn Digital customers 1 18Mn All # of countries top 3 in CSAT 1,2 4 33 - 35% C/I 38% 20 - 22% RoTE 3 19% c.3.5% RoRWA 3 3.2% +c.45% (1) Includes Brazil, Mexico, Chile, Argentina and Uruguay. (2) Latest available. CSAT: Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte. In the medium term we will be also following NPS as indicator. (3) Underlying (4) In constant € LatAm : a high growth & profitability region that will consequently increase its weight 1. Transaction is consistent with Santander Group strategy

11 Source: EIU, OECD, CNBV and Wallstreet research. 2.9% 2.1% 2.0% 2.5% 2.8% 2.5% 3.9% 3.4% 3.3% 3.5% 4.2% 3.9% 2016A 2017A 2018A 2019E 2020E 2021E Real GDP Growth Unemployment Rate Population (mm) 16.5 9.3 8.9 6.9 6.8 49 32 209 131 18 Real GDP Growth and Unemployment (%) GDP Per Capita (US$’000) and Population (mm) 37% 34% 23% 21% 17% 36% 30% 47% 47% 90% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Peru Mexico Colombia Brazil Chile Debt Service / Disposable Income Credit Penetration Credit Penetration vs other LatAm Countries (%) 39% 24% 19% 12% 8% Retail Loans to GDP (%) 2 . Mexico has attractive fundamentals Mexico is a core market in LatAm

12 21% 14% 14% 13% 8% 7% 4% 3% 2% 2% BBVA Bancomer Banorte Banamex HSBC Scotiabank Inbursa Banco del Bajío Banco Azteca Banregio 20% 14% 12% 11% 8% 7% 6% 5% 3% 3% BBVA Bancomer Banamex Banorte HSBC Inbursa Scotiabank Banco del Bajío Banregio Sabadell 22% 15% 13% 13% 7% 7% 5% 3% 2% 2% BBVA Bancomer Banorte Banamex HSBC Scotiabank Inbursa Banco del Bajío Banregio Banco Azteca Santander Mexico – One of the leading banks in Mexico… • Market is heavily concentrated amongst top 6 players (~80% of Loans and Deposits) • Santander Mexico has leading market shares across multiple categories • #3 in loans and #2 in corporate Loans Total Market: MXN$5,185 bn Corporate Loans Total Market: MXN$2,559 bn Deposits Total Market: MXN$5,722 bn 3. Santander: a leading bank in Mexico that remains key component of Santander’s growth story in LatAm Source: CNBV. Information as of December 2018.

13 13.2% 19.5% 19.5% 20.4% 2015 2016 2017 2018 Corporates 40% Mortgages 21% Public Sector 12% SMEs 11% Consumer 8% Credit Cards 8% 22.1 24.6 25.5 27.2 27.5 30.4 2013 2014 2015 2016 2017 2018 €30.4bn … and is a key component of our growth story in LatAm Total Gross Loans (Constant € bn ) (1) Significant improvement of RoTE (%) Loan Book Breakdown (2018) 3. Santander: a leading bank in Mexico that remains key component of Santander’s growth story in LatAm (1) End period exchange rates.

14 Santander Mexico delivers consistent profitable growth Key Metrics (2018) +10.5% Net Loans ∆ 7% - 9% Results Target +11.0% Net Income ∆ 9% - 11% 3.18% CoR 3.2% - 3.4% +13.1% Opex ∆ 12% - 14% Investor Day Goals in Mexico 19 - 21% Underlying RoTE 20% 33% ∆ 9% - 11% 2018 Medium - term Goal Loyal/active customers 29% Higher customer satisfaction leading to sustainable revenue growth Opening operational jaws as the investment plan ends in 2019 Declining cost of credit but increase in the effective tax rate 3. Santander: a leading bank in Mexico that remains key component of Santander’s growth story in LatAm

15 Slightly positive impact on Group CET1 ROI c.14.5 % EPS neutral Increase our presence in high growth markets Post - Deal (1) Pre - Deal 52% 59% 40% 29% 8% 12% 51% 59% 39% 29% 10% 12% Mexico Other Emerging Mature Markets Net Profit 2018 GDP Net Profit 2018 GDP 4. Attractive for both Group and Mexico shareholders Attractive transaction for Santander Group shareholders … (1) Assuming all Santander Mexico shares are tendered.

16 Opportunity to monetize at a 1 4% premium for Santander Mexico shareholders (1) Implied 22% premium based on past 1 month volume weighted average price Santander offer price is higher than current consensus target price at MXN$30 per share (2) Gaining exposure to a global and well diversified leading financial institution with predictable earnings potential Attractive Valuation RoTE (3) 13 - 15% Group Medium - Term Goals Efficiency 42 - 45% FL CET1 11 - 12% Dividend pay - out ratio 40 - 50% Exposure to Santander Group …as well as for Santander Mexico shareholders 4. Attractive for both Group and Mexico shareholders (1) Taking into account the market price of Banco Santander and Santander Mexico at closing on 11 April 2019 and an exchange rate MXN/EUR of 21.2826 on that date. (2) Based on the average of the target price per share of Santander Mexico published by research analysts that cover Santande r M exico. (3) Underlying RoTE .

17 0 0 1 Proposed transaction Key takeaways 2 Rationale of the transaction 3

18 Key takeaways Expected Timetable Transaction is expected to be completed in the second half of the year. Launch of the offer and the offer itself subject to customary conditions, including regulatory authorizations, absence of any material adverse change in Santander Mexico and the approval at our shareholders’ meeting Proposed Transaction Voluntary offer. Santander Mexico shareholders to receive 0.337 shares of Santander Group for each Santander Mexico share and 1.685 ADSs of Santander Group for each Santander Mexico ADS, representing a 14% premium to yesterday’s closing share price Consistent with Santander Group target to deploy more capital in LatAm , in one of the most attractive markets with strong fundamentals Rationale of the Transaction Continue investing in one of the leading banks in Mexico with strong performance, improving Santander Group ǲ s growth profile in a low risk transaction EPS neutral transaction Slightly improves Group CET1 ratio Opportunity for Santander Mexico shareholders to monetize at a 14% premium

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